

June 22, 2011

Via E-mail
Darryl E. Akers
Vice Chairman, Co-President,
Co-Chief Executive Officer and Chief Financial Officer
Poage Bankshares, Inc.
1500 Carter Avenue
Ashland, Kentucky 41101

Re: Poage Bankshares, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed June 14, 2011
File No. 333-172192

Dear Mr. Akers:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Home Federal Savings and Loan Association
Comparison of Financial Condition at March 31, 2011 and September 30, 2010, page 47

1.   We note your discussion of the decrease in nonperforming loans. Please expand your disclosure to state the specific reasons nonperforming loans decreased. In this regard, clarify whether the decreases were due to charge-offs, payoffs or whether the loans were brought current.

Allowance for Loan Losses, page 79

2.   On page 82, you disclose that "provision expense of $300,000 was recorded for each of the six months ended March 31, 2011 and 2010 with no net charge-offs in either period". We also note that on pages 53 and 80 you disclose that you recorded net charge-offs of $62 thousand and $36 thousand for each of the six months ended March 31, 2011 and 2010, respectively. Please revise to reconcile this apparent inconsistency, here and elsewhere as appropriate.

The Conversion; Plan of Distribution, page 121

3.   We note that you expect the Office of Thrift Supervision to conditionally approve the plan of conversion shortly. Your prior filings indicated that the Office of Thrift Supervision had already conditionally approved the plan of conversion. Please explain this apparent inconsistency and, as appropriate, revise your filing to describe any developments in the Office of Thrift Supervision approval process. We note that it does not appear that the plan of conversion has changed since it was amended and restated on February 3, 2011.

Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Allowance for Loan Losses, page F-10

4.   We note your disclosure that "Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed". We also note your disclosure on page 77 that regulatory guidelines require you to either charge-off assets classified as loss or establish a valuation allowance equal to 100% of the portion of the asset classified as such. In light of these guidelines, please revise your accounting policy disclosure to specifically describe when you determine that a loss is confirmed for the purposes of charge-off for each of your loan portfolios. Refer to ASC 310-10-50-4A.

Note 3 – Loans, page F-18

5.   Please revise your disclosure on page F-21 to state the date or range of dates that the credit quality indicators were updated. Refer to ASC 310-10-50-29(c).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman

Michael Seaman
Special Counsel

cc: Robert B. Pomerenk, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Avenue, N.W.
        Suite 780
        Washington, D.C. 20015